Exhibit 16.1

April 10, 2023

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for Exela Technologies, Inc. and subsidiaries (the Company) and, under the date of April 3, 2023, we reported on the consolidated financial statements of the Company as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 and the effectiveness of internal control over financial reporting as of December 31, 2022. On April 4, 2023, we notified the Company that we decline to stand for re-appointment and that the auditor-client relationship with KPMG will cease upon completion of the review of the Company’s consolidated interim financial statements as of and for the period ended March 31, 2023.

We have read the statements of Exela Technologies, Inc. included under Item 4.01 of its Form 8-K dated April 4, 2023, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP